FILED BY SIRONA DENTAL SYSTEMS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933,

AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: SIRONA DENTAL SYSTEMS, INC.

COMMISSION FILE NO. 000-22673

Interview: “The global dental industry is in the midst of a transformation”

by Dental Tribune International

In September this year, DENTSPLY International and Sirona Dental Systems announced that they have entered into a definitive merger agreement, creating probably the world's largest dental manufacturer, DENTSPLY SIRONA. Dental Tribune Online spoke with Sirona President and CEO, Jeffrey T. Slovin, who will assume the role of CEO of the newly combined company, about the merger and its impact on the global dental market.

Both Sirona and DENTSPLY have been operating successfully in the dental market for several decades. Why did the companies decide to join forces and how will the companies benefit from the merger?

I am really excited about the merger and so are the dental professionals, distributors, patients and employees from around the world to whom I’ve spoken.

As you know, the global dental industry is in the midst of a transformation. The market is moving toward more integrated solutions and practitioners across the globe. Furthermore, many practitioners in new emerging markets are rapidly adopting digital dentistry. Combining DENTSPLY and Sirona will create the world’s leading manufacturer of professional dental products and technologies, strengthening our collective ability to be at the forefront of key industry trends, help dental professionals improve patient care and grow our business.

DENTSPLY and Sirona both have strong commitments to innovation and research and development. In fact, we have collaborated very successfully on product development with DENTSPLY in the past. This merger is about harnessing those shared strengths to create new products with the aim of advancing patient care. Additionally, Sirona’s technology and equipment offerings are complementary with DENTSPLY’s consumables platform, enabling us to offer a more robust product platform to dental professionals and distribution partners.

Together, we will drive better, faster and safer dentistry around the world.

The new company will be the world's leading manufacturer of professional dental products and technologies. How will this affect the global dental industry?

After the merge, DENTSPLY SIRONA will be a stronger and larger global company with a broader product platform, deeper focus on innovation and the largest sales and services infrastructure in the dental industry. When you consider how much the global dental industry has recently changed, it should be expected that dentistry would continue its rapid evolution. Today, general practitioners are taking on more specialized procedures that require integrated workflows with consumables and equipment that enhance their efficiency and patient care offering. You’re also seeing an increasing demand for dental care from developing and emerging markets. We expect these needs to continue evolving and that DENTSPLY SIRONA will provide solutions to address their continuous needs.

With our combined focus on innovation and research and development, DENTSPLY SIRONA is very well positioned to meet both the current demands of the global dentistry industry, as well as anticipate and address future demands. Coupled with the largest sales and services infrastructure in the dental industry and supported by leading dental distributors and a direct sales force, we will be able to serve the dental industry more effectively worldwide. The merger is truly a win for everyone involved.

The merger is expected to be completed in the first quarter of 2016. Which regulations or closing conditions could still prevent a definitive merger?

The transaction is currently on track with the aim to complete the process in the first quarter of 2016. There are, as with any transactions, certain regulatory approvals and other customary closing conditions that we must achieve first. These include anti-trust clearance in the U.S., Europe and other countries, all of which are outlined in our SEC filings. We are confident that we will receive these approvals and the approval of our shareholders and we look forward to closing the transaction. Until then however, both DENTSPLY and Sirona will continue to run their business as usual as separate entities.

Are you looking into opportunities to acquire other dental companies?

Right now we are focused on continuing to run the business and execute our Sirona strategy successfully, while also working toward closing the merger with DENTSPLY. Our future is full of opportunity and we are working hard to deliver on that promise to our employees, patients and the entire dental community.